Exhibit 1

Ellomay Capital Announces Results of 2013 Annual Meeting of Shareholders

Tel-Aviv, Israel, June 18, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), announced today that all proposed resolutions were adopted and approved by the required majority at the annual general meeting of the Company’s shareholders held on June 18, 2013. For more information, please see the Company's Notice and Proxy Statement relating to the 2013 annual meeting of shareholders at: http://www.sec.gov/Archives/edgar/data/946394/000117891313001469/exhibit_2.htm.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE MKT, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregate capacity of approximately 10.8 MWp, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is currently under construction and is expected to have an aggregate capacity of approximately 800 MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements. These risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com